Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 APR -8 AM 9:

LETTER FOR MAINTENANCE OF EXEMPTION

5th April 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Fin [redacted]
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. (202) 942 9624 / 9638
No. of Pages : 2

02028270

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement, replying to a query from the Kuala Lumpur Stock Exchange on the news article appearing in Bloomberg entitled "IOI Corp to buy 16% Palmco Stake", released on 5th April 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Encl.

c.c. Ms. Anita Sung — Fax No. (646) 885 3043

/ggk/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 05-04-2002 05:13:36 PM
Reference No SD-020405-30378

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ○ **Announcement** ● **Reply to query**
Query letter by KLSE reference no. : **ZO-020404-58509**

* Subject :
Article entitled:"IOI Corp To Buy 16% Palmco Stake"

* **Contents :-**

We refer to the letter from the Kuala Lumpur Stock Exchange ("the Exchange") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 4 April 2002 and the news article appearing on Bloomberg on Thursday, 4 April 2002 stating that IOI Corporation Berhad is planning to buy a 16% stake in Palmco Holdings Berhad from Sime Darby at RM4.60 per share, plus holding costs.

Sime Darby wishes to inform the Exchange that the Company is not aware of the proposal nor the basis of the said news article.

This announcement is dated 5 April 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: